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Filed by Johnson & Johnson pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company: Inverness Medical Technology, Inc.
Commission File No. 000-20871


Johnson & Johnson                               Inverness Medical Technology
Press Contact:          Marc Monseau            Investor Contact:  Doug Guarino
                        (732) 524-1130                           (781) 647-3900
                (Home)  (609) 924-7207

Johnson & Johnson
Investor Contacts:      Helen E. Short          Lesley Fishman  Andrea Ferris
                        (732) 524-6491          (732) 524-3922  (732) 524-6486


                                                        FOR IMMEDIATE RELEASE
                                                        ---------------------

      Form S-4 for Johnson & Johnson and Inverness Medical Technology's
                    Transaction to be reviewed by the SEC


        New Brunswick, NJ and Waltham, MA (August 29, 2001) - Johnson & Johnson (NYSE: JNJ) and Inverness Medical Technology (AMEX: IMA) received notification from the SEC that it will review the Form S-4 filed by Inverness Medical Innovations, Inc. (a subsidiary of Inverness Medical Technology) in anticipation of Johnson & Johnson's previously announced acquisition of Inverness' diabetes business and the split-off of Inverness' women's health, nutritional supplements and clinical diagnostics businesses to form Inverness Medical Innovations, Inc. In connection with its review of the Inverness Medical Innovations Form S-4, the SEC notified Johnson & Johnson that it will monitor Johnson & Johnson's Form S-4 filed for the same transaction. The Companies still expect to close the transaction in the fourth quarter of this year.


        This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include the satisfaction of the conditions to closing, including receipt of shareholder and regulatory approval; the tax-free nature of the acquisition of the diabetes care products business of Inverness; general industry and market conditions; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign healthcare reform; trends toward managed care and healthcare cost containment, and governmental laws and regulations affecting domestic and foreign operations.


                                    -more-

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                                     -2-


        A further list and description of these risks, uncertainties and other factors can be found in Johnson & Johnson's Cautionary Statement filed as an Exhibit to Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, (copies of which are available on request from the Company) and in Inverness' reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation those risks and uncertainties described under "Certain Factors Affecting Future Results'' in Exhibit 13.1 to Inverness' Annual Report on Form 10-K for the year ended December 31, 2000. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

        This material is not a substitute for the definitive proxy statement/ prospectus Johnson & Johnson and Inverness Medical Technology (and a subsidiary thereof) will file with the Securities and Exchange Commission. A preliminary proxy statement/prospectus was filed with the Securities and Exchange Commission on August 13, 2001. Investors are urged to read the proxy statement/prospectus that contains important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Johnson & Johnson and Inverness Medical Technology (and a subsidiary thereof) with the Securities and Exchange Commission are available free of charge at the SEC's website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Inverness Medical Technology, Inc., 51 Sawyer Road, Suite 200, Waltham, MA 02453, Attention: Investor Relations, telephone (781) 647-3900.

        Inverness Medical Technology, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Inverness Medical Technology and their ownership of Inverness Medical Technology stock is set forth in the proxy statement for Inverness Medical Technology's 2001 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.

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